Exhibit 99.1

Catalyst Q2 results reflect impact of creditor protection

RICHMOND, BC, Aug. 1, 2012 /CNW/ - Catalyst Paper recorded a net loss of $11.7 million in the second quarter of 2012 ($0.03 per common share), in comparison to a net loss of $25.6 million ($0.07 per common share) the quarter before. Improvement in the current quarter was mainly due to a gain on the sale of surplus-assets and a net reorganization credit reflecting confirmed claim amounts. Before these and other specific items, the net loss for the quarter was $5.0 million compared to a net loss of $9.6 million in the prior quarter.

Earnings before interest, tax, depreciation and amortization (EBITDA) in the second quarter was $14.6 million and EBITDA before restructuring costs was $14.5 million, compared with EBITDA of $18.1 million and EBITDA before restructuring costs of $23.3 million in the first quarter.

"We focused relentlessly on satisfying the requirements of the reorganization process and it's gratifying to have gained creditor approval of our second amended plan of arrangement," said Catalyst President and CEO Kevin J. Clarke. "We reached that milestone within five months of entering creditor protection and are now poised for an orderly exit in the third quarter. While market conditions are challenging, the benefit of reduced operating costs and the 60% reduction in debt puts us on much better competitive footing as our industry continues to reinvent for the future."

Creditor Protection and Restructuring Process

Catalyst filed for creditor protection on January 31, 2012 and on June 14, 2012 announced a second amended plan of arrangement. This plan received the necessary creditor approval on June 25, 2012 and was subsequently approved by both the British Columbia Supreme Court and by the United States Court in Delaware. Sale and investor solicitation procedures relating to all or substantially all of the company's assets - initiated when an earlier version of the plan fell short of required levels of creditor support - were suspended.

Creditor protection has been extended to September 30, 2012, and implementation of the approved plan of arrangement is conditional on Catalyst securing a new asset-based loan facility and adequate exit financing. Implementation of the plan is expected to reduce annual operating costs by approximately $35 million, annual interest expenses by US $34 to $42 million and will reduce long-term debt by nearly US$400 million.

Performance and Market Overview

Despite extensive efforts to improve the financial performance of our Snowflake recycle paper mill in Arizona, the decision to permanently close the facility effective September 30, 2012 has been announced.

"With newsprint demand down more than 10% annually over the past three years, ONP quality deterioration and higher freight costs as procurement and sales were forced to go further afield to source recycled paper supply and secure product orders, the mill's profitability could simply not be restored going forward," Mr. Clarke said. "I want to acknowledge and thank employees, unions and public officials who provided unwavering support and cooperation in our battle to overcome market challenges unique to this operation."

The company's operating earnings for the second quarter were down due to lower transaction prices for paper grades and reduced sales volumes for both newsprint and pulp. Manufacturing costs were up due to higher electricity prices and maintenance spending, the latter mainly a result of a pulp maintenance outage. Significant professional fees continued to be incurred in connection with the restructuring process.

These negative impacts were offset by a lower Canadian dollar and labour cost savings resulting from new agreements that went into effect at all Canadian mills on May 1, 2012. Annual savings resulting from these agreements are estimated to be in the range of $18 to $20 million.

Reductions in municipal tax rates at all B.C. mill communities were confirmed, with a total reduction in 2012 of approximately $6.1 million. Provincial approval of funding relief relating to a salaried pension plan solvency deficiency will result in estimated annual savings of $7 million.

Average delivered cash costs were down for newsprint and specialty printing paper.  The year-over-year increase for pulp reflected the impact of the maintenance outage.

North American paper demand was down 1% year-over-year for coated mechanical and 15% for uncoated mechanical. The average benchmark price dropped 3% from the prior quarter for lightweight coated and was unchanged for SCA grades. North American directory demand weakened 18% year-over-year, although the average benchmark price was unchanged from the prior quarter.

North American newsprint demand was down 1% year-over-year, and the average benchmark price declined slightly. The price of ONP strengthened in Q2 compared to Q1, and persistent challenges surrounding the quality and availability of supply near the Snowflake facility were contributing factors in the decision to permanently close this mill.

NBSK pulp demand weakened year-over-year while the average benchmark price for China increased from the prior quarter.

Liquidity was up moderately over the prior quarter, although down by $64.6 million from the same quarter last year. This was due to reduced cash on hand, significant drawings on the Debtor in Possession (DIP) Facility and a credit agreement amendment during the quarter requiring that excess availability of no less than $21.9 million be maintained on the DIP Facility.

Selected Highlights

	2012			2011
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$628.6	$312.8	$315.8	$1,261.5	$319.8	$340.3	$297.8	$303.6
Operating earnings (loss)	17.2	7.0	10.2	(894.4)	(701.3)	(151.6)	(30.6)	(10.9)
Depreciation and amortization	15.5	7.6	7.9	112.4	30.8	27.8	27.0	26.8
EBITDA [1]	32.7	14.6	18.1	41.6	2.8	26.8	(3.9)	15.9
- before restructuring costs [1]	37.8	14.5	23.3	47.5	8.7	26.8	(3.9)	15.9
Net earnings (loss) attributable to the company	(37.3)	(11.7)	(25.6)	(974.0)	(708.0)	(205.7)	(47.4)	(12.9)
- before specific items [1]	(14.6)	(5.0)	(9.6)	(126.3)	(41.7)	(14.1)	(46.9)	(23.6)
EBITDA margin [1]	5.2%	4.7%	5.7%	3.3%	0.9%	7.9%	(1.3%)	5.2%
- before restructuring costs [1]	6.0%	4.6%	7.4%	3.8%	2.7%	7.9%	(1.3%)	5.2%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted	$(0.10)	$(0.03)	$(0.07)	$(2.55)	$(1.85)	$(0.54)	$(0.13)	$(0.03)
- before specific items [1]	(0.04)	(0.01)	(0.03)	(0.33)	(0.11)	(0.04)	(0.12)	(0.06)

1   Refer to section 6, Non-GAAP measures, of our Q2 2012 management's discussion and analysis.

Outlook

Continued moderate growth is expected for both the U.S. and global economies, in light of sustained uncertainty over both the strength of U.S. economic recovery and the state of sovereign debt management in various European Union countries.

Specialty printing markets are expected to remain challenging as operating rates weaken, but in anticipation of improving demand for coated mechanical in the latter half, a US$40 per short ton price increase will be implemented August 1, 2012.

Input pricing is expected to remain steady for electricity, fossil fuels, fibre and most chemicals with further easing in ONP prices. Cash conservation measures are expected to keep Q3 maintenance costs well below typical levels, and 2012 capital spending is forecasted at $25.0 million.

No significant use of cash is foreseen in the third quarter other than for operations, payment of property taxes, reorganization costs, pension plan funding and working capital fluctuations. Operating revenues and amounts available under the DIP Facility are expected to provide sufficient liquidity to conduct operations and meet ordinary course-of-business obligations.

Negotiations are underway now with third-party lenders with respect to a new asset-based loan facility, which is a prerequisite for exiting creditor protection. As per the terms of the approved plan of arrangement, Catalyst is also engaged in efforts to sell its interest in Powell River Energy Incorporated.

Further Quarterly Results Materials

This release, along with the full quarterly report (Management Discussion & Analysis, Financial Statements and accompanying notes) are available at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights Magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's second quarter interim report and the annual report for the year ended December 31, 2011 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 16:28e 01-AUG-12